SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential and Standard Chartered
deepen
their
strategic
bancassurance partnership in
Asia

28 July 2008 (
London
) -- Prudential plc and Standard Chartered
 PLC
 announce
the extension

and expansion of their
successful b
ancassurance partnership
 that began in 1998.

The partnership enables Prudential to market and distribute its investment
-linked
, savings and protection insurance products to Standard Chartered customers in
Asia
.
 The new agreement
extends
 the partnership to 2016.

The updated
arrangement also

broadens
the markets covered to five, expanding beyond the original
Hong Kong
,
Singapore
 and
Malaysia
 to include
Japan
 and
Thailand
.
 Prudential and
Standard Chartered
 also have separate bancassurance arrangements covering
China
,
Korea
 and
Taiwan
, bring
ing
 the
total collaboration to
eight
 markets across the region
.

In addition to Prudential's life insurance products, the new agreement includes deeper
cooperation
on
Accident & Health and Takaful Islamic insurance products.

Commenting on the partnership,
Steve Bertamini, Standard Chartered's
Group Executive Director and CEO, Consumer Banking

said:
 "The renewed partnership with Prudential and expansion of our relationship in
Asia
 underlines our commitment to providing superior financial products to our customers."

Mark Tucker, Group Chief Executive of Prudential plc, said:
"We are
very
pleased to broaden and deepen our relationship with Standard Chartered Bank in
Asia
, which began ten years ago. The strength of our two brands and our shared expertise has benefited customers throughout the region.
"

Prudential and Standard Chartered have extensive operations in
Asia
. Standard Chartered Bank has operations in more than 20 markets across Asia Pacific. Prudential's insurance and fund management operations span 13 markets in the region and account for over 50% of Prudential plc's new business profits.

                                                                                - Ends -

About Prudential plc
Prudential plc is a company incorporated and with its principal place of business in
England
, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence since 1848 and has £267 billion in assets under management
(
as at 31 December 2007
)
.

In
Asia
, Prudential is the leading Europe-based life insurer in terms of market coverage and number of top three

market rankings. With over 450,000 employees and agents across the region,
Prudential's
life insurance and asset management operations
span
13 markets covering Mainland China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand, Vietnam and the United Arab Emirates.

Prudential's fund management business in Asia is also one of the region's largest, managing US$74 billion in assets and holding more top five market rankings than any other regional player (as at
 31 December 2007).

Prudential plc of the
United Kingdom
 is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the
United States of America
.

About Standard Chartered
PLC
Standard Chartered PLC, listed on both the London Stock Exchange and the Hong Kong Stock Exchange, ranks among the top 25 companies in the FTSE-100 by market capitalisation. The London-headquartered group has operated for over 150 years in some of the world's most dynamic markets, leading the way in Asia, Africa and the
Middle East
. Its income and the number of employees have more than doubled over the last five years primarily as a result of organic growth and supplemented by acquisitions.

Standard Chartered aspires to be the best international bank in its markets through leading by example to be the right partner for its stakeholders. The group now employs 73,000 people, representing 115 nationalities, in more than 1,700 branches and outlets located in over 70 countries. The bank derives more than 90 per cent of its operating income and profits from Asia, Africa and the
Middle East
, with balanced income derived from both Wholesale and Consumer Banking.

The group is committed to building a sustainable business over the long term and is trusted worldwide for upholding high standards of corporate governance, social responsibility, environmental protection and employee diversity. For more information, please visit:
www.standardchartered.com
.

Media contact

Prudential plc	Standard Chartered PLC
Jon Bunn, Group PR Director Tel: +44 (0)20 7548 3559 Jon.Bunn@prudential.co.uk	Arijit De, Head of Media Relations Tel: +44 (0)20 7885 7163 Arijit.De@standardchartered.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 July 2008

                                                                                                      PRUDENTIAL PUBLIC LIMITED COMPANY

                                                                                                      By: /s/

                                                                                                     Jon Bunn
                                                                                                     Director of Public Relations